EXHIBIT 99.2

FOR IMMEDIATE RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2015 ANNUAL REPORT

YAHUD, Israel, March 29, 2016 -- Magal Security Systems Ltd. (Magal S3 (NASDAQ: MAGS)) today announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.magal-s3.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM+SEIM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com